January 4, 2023

Kenvue Inc.
Registration Statement on Form S-1
CIK No. 0001944048
Dear Ms. Adams and Ms. Yale:
Kenvue Inc. (formerly known as JNTL, Inc.) (the “Company”) has filed today with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and the Company’s Registration Statement on Form S-1 (the “Registration Statement”).
This letter and the Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated December 13, 2022 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to its draft Registration Statement on Form S-1 submitted confidentially to the SEC on December 2, 2022.
Amendment No. 2 to Draft Registration Statement on Form S-1
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement. All references to page numbers in these responses are to pages of the Registration Statement.
Prospectus Summary, page 1
1.We acknowledge your response to comment 1, but continue to believe that your disclosure in the Prospectus Summary discussing your strengths should be balanced. Please revise accordingly.
Response: The Company has revised its disclosure on pages 1-2 and 4-7 to address the Staff’s comments.
2.We acknowledge your response to comment 2, but do not agree that referring to sales of distinct products sufficiently supports your statements that you "help consumers across the world live healthier lives every day, from their very first day" and "drive[] positive health outcomes around the world." Revise these statements to state them as your beliefs or to provide substantiation.
Response: The Company has revised its disclosure on pages 1, 89-90 and 120 to address the Staff’s comments.

3.We acknowledge your revised disclosure in response to comment 3. Please further revise as follows:
•Provide the disclosure regarding the FDA that you added on page iii on page 8, to balance the disclosure of these studies. Your revised disclosure states that improving skin hydration helps to support babies' developing skin microbiome. Revise to clarify if the referenced study of baby wash and lotion supported this conclusion, or if you extrapolated that skin hydration helps support the baby's microbiome. Clarify here whether these products are cosmetics or drugs. In this regard, we note that wipes intended for a therapeutic purpose, such as killing germs on the skin, or treating acne, diaper rash, or other skin conditions, are drugs and would require FDA approval as such.
•On page 9, revise to clarify how Aveeno products serve as "therapeutic" products.
•Revise your document to clarify which of the products you name in your summary are cosmetics, medical devices, or drugs, and cross-reference that information from the discussion of your business segments at the top of page 4. We note the Government Regulations beginning on page 150 section does not address all products you have named in the document.
•Revise your discussion of the Rhinocort study on page 141 to avoid conclusory language regarding efficacy, or, to the extent true, revise to clarify that the determination of effectiveness was made by the FDA or a similar regulatory authority. You may cite objective results from the study.
Response: The Company has revised its disclosure on pages iii, 1, 4, 9, 123, 127-128, 131, 143 and 153-155 to address the Staff’s comments.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 88
Critical Accounting Policies and Estimates, page 117
4.We note disclosure of the $12 million impairment related to certain trademarks deemed as irrecoverable recorded during the fiscal nine months ended October 2, 2022. Please revise MD&A to clarify where you have recorded this impairment. Also, explain to us where the impairment is included in the intangible assets footnote on page F-10.
Response: The Company has revised its disclosure on pages 119, F-10, and F‑14 to address the Staff’s comments by disclosing the intangible impairment, including where the amount was recorded in the results of operations.
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Should you have any questions or comments concerning the Revised Registration Statement or this response letter, please contact Michael E. Mariani at 212-474-1007.

Sincerely,

/s/ Michael E. Mariani
Michael E. Mariani

Abby Adams
Dorrie Yale
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR

Copy to:

Thibaut Mongon
Kenvue Inc.
199 Grandview Road
Skillman, NJ 08558

VIA E-MAIL
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